Exhibit 99.(a)(9)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

iBASIS, Inc.,

Plaintiff,

v.

KONINKLIJKE KPN N.V., KPN B.V., CELTIC ICS INC., EELCO BLOK, JOOST FARWERCK, AD SCHEEPBOUWER, STAN MILLER, BAPTIEST COOPMANS, A.H.J. RISSEEUW, M. BISCHOFF, C.M. COLIJN-HOOIJMANS, D.I. JAGER, M.E. VAN LIER LELS, J.B.M. STREPPEL, R.J. ROUTS, D.J. HAANK, W.T.J. HAGEMAN, M.E. HOEKSTRA and M.N.A.J. VOGT,

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	C.A. No.

VERIFIED COMPLAINT FOR

INJUNCTIVE AND DECLARATORY RELIEF

Plaintiff iBasis, Inc. (“iBasis”), by and through its undersigned attorneys, alleges for its Verified Complaint against Koninklijke KPN N.V., KPN B.V. (together “KPN”), Celtic ICS Inc., Eelco Blok, Joost Farwerck, Ad Scheepbouwer, Stan Miller, Baptiest Coopmans, A.H.J. Risseeuw, M. Bischoff, C.M. Colijn-Hooijmans, D.I. Jager, M.E. Van Lier Lels, J.B.M. Streppel, R.J. Routs, D.J. Haank, W.T.J. Hageman, M.E. Hoekstra, and M.N.A.J. Vogt (collectively, “Defendants”) as follows:

SUMMARY AND NATURE OF THIS ACTION

1.             This action seeks declaratory and injunctive relief to, among other things, stop a grossly inadequate and unfair tender offer (the “Tender Offer”) commenced by KPN, the controlling shareholder and largest and most significant external customer of iBasis.  In an egregious violation of KPN’s fiduciary duties of full and fair disclosure, and in an unmistakable effort to mislead iBasis shareholders into tendering their shares for the grossly unfair price of

$1.55 per share, KPN filed with the Securities and Exchange Commission and distributed to iBasis shareholders an Offer to Purchase, dated July 28, 2009 (the “Offer to Purchase”) that is rife with intentionally false and misleading disclosures and omissions.  Most glaring is KPN’s failure to disclose favorable projections for iBasis that KPN itself had prepared before launching its Tender Offer.  These projections are directly at odds with — and significantly better than — the projections of iBasis that KPN disclosed in its Offer to Purchase and provided to its financial advisor.

2.             iBasis is a leading wholesale carrier of international long-distance telephone calls and a provider of retail prepaid calling services and enhanced services for mobile operators.  In October 2007, KPN and iBasis completed a transaction (the “2007 Transaction”) by which iBasis acquired two of KPN’s former subsidiaries, which encompassed KPN’s international wholesale voice business, and KPN became the majority shareholder of iBasis, holding 51% of the outstanding iBasis stock, on a fully diluted basis.(1)  At the time of the 2007 Transaction, iBasis shares were trading at $10.58 per share (reduced to $7.82 one week after the 2007 Transaction closed and a $3.28 per share dividend was paid to the pre-closing iBasis shareholders).

3.             On July 13, 2009, after long engaging in a concerted scheme to drive down the iBasis share price, KPN publicly announced its intent to make a tender offer for the remaining shares of iBasis by the end of the month.  Immediately prior to this announcement, iBasis shares were trading at $1.34 per share.  On July 28, 2009, with iBasis shares trading at $1.83 per share, KPN launched an unsolicited Tender Offer for the remaining shares at a stated price of $1.55 per share.

(1)  KPN now holds 56% of iBasis’ outstanding stock as a result of subsequent repurchases effected by iBasis from public stockholders (not including KPN).

4.             The Tender Offer should be enjoined because it is an attempt to acquire the public shares of iBasis at a grossly inadequate and unfair price, and the Offer to Purchase is inadequate, false and misleading, preventing iBasis shareholders from being able to make an informed decision about whether to tender their shares.  The Tender Offer must also be enjoined because it is the product of KPN’s breaches of fiduciary duty in furtherance of a fraudulent scheme to depress iBasis’ stock price, in violation of its fiduciary obligations to the minority stockholders, so that KPN could purchase the minority’s shareholdings for a grossly unfair price.

5.             The Offer to Purchase is inadequate, false and misleading for at least two principal reasons:

6.             First, KPN has hidden from shareholders, and failed to disclose in the Offer to Purchase, that in June 2009 KPN prepared internal projections for iBasis (the “Favorable Projections”) that were (as detailed below) significantly more positive in numerous material respects than the May 2009 “Parent Projections.”  Notwithstanding that the Favorable Projections are more recent and substantially different from — and better than — the Parent Projections, KPN only discussed the Parent Projections in the Offer to Purchase and only provided the Parent Projections to Morgan Stanley, its bankers for the Tender Offer.  KPN purposely based its Tender Offer, which it represents as “fair” (both in terms of price and procedure) on these outdated and considerably less favorable projections in an effort to deceive iBasis shareholders into supporting KPN’s attempt to take iBasis private.

7.             The Favorable Projections from June 2009 that were knowingly and actively concealed from iBasis shareholders contain materially and substantially better numbers with respect to iBasis’ projected revenue, revenue growth, EBITDA, EBITDA margin, and capital expenditures than did the Parent Projections from May 2009.  And, of course, those better numbers result in a better bottom line enterprise value for the company and a better expected share price.

8.             But, like iBasis’ shareholders, Morgan Stanley apparently was not provided with the Favorable Projections even though they were fully available when Morgan Stanley performed its analysis.  In fact, the Favorable Projections are dated June 12, 2009, a date right in the middle of the period in which KPN, as discussed in the Offer to Purchase, was considering the transaction and using the Parent Projections and Morgan Stanley to determine the price to offer iBasis shareholders.  (Offer to Purchase at p. 5).

9.             KPN’s failure to disclose the Favorable Projections for iBasis, which put iBasis in a more favorable light, especially as compared to the Parent Projections discussed at length in the Offer to Purchase — is, by itself, a material omission that renders the Offer to Purchase materially false and misleading and a breach of KPN’s fiduciary duties.  Indeed, the fact that the Favorable Projections are material cannot be credibly disputed.  KPN has admitted that the Parent Projections were included in the Offer to Purchase “because stockholders of [iBasis] might view this information as material in considering the Offer.”  (Offer to Purchase at p. 26).

10.           KPN’s failure to disclose the Favorable Projections also renders false and misleading, in full or in part, numerous statements in the Offer to Purchase.  To take two of the myriad examples:  (a) KPN’s statement that they “believe the Offer Price [of $1.55] is fair,” in part because KPN “considered the analyses” performed by Morgan Stanley (Offer to Purchase at p. 13) — is false and misleading because those analyses did not take into account the Favorable Projections that KPN did not share with Morgan Stanley; and (b) KPN’s statement that it “believe[s] that the transaction is procedurally fair,” in part because KPN “disclosed [its] internal projections as to the future performance of [iBasis] as an independent company for consideration by unaffiliated stockholders,” (Offer to Purchase at p. 14), is affirmatively false because KPN did not disclose, and in fact affirmatively hid, the Favorable Projections from iBasis’ unaffiliated stockholders.

11.           Second, as described in detail below, the Offer to Purchase is also inadequate, false and misleading, and KPN has breached its duties of full and fair disclosure, loyalty and good faith to iBasis’ minority shareholders, because KPN has engaged in a fraudulent and concerted scheme to drive down iBasis’ stock price in order to buy the remainder of iBasis at a dramatically reduced price.  In breach of its duty of full and fair disclosure, KPN concealed this scheme and its substantial effects on iBasis’ financial statements in the Offer to Purchase.  In addition, the fact that KPN has engaged in such a fraudulent scheme while it is the majority shareholder of iBasis is a breach of its fiduciary duties of loyalty and good faith.  For this reason too, the Tender Offer — which is the fruit of KPN’s bad acts — must be enjoined.

12.           Upon information and belief, from even before the moment KPN became the majority shareholder of iBasis, KPN was planning to, and then upon becoming the majority shareholder did, engage in a fraudulent scheme to drive down iBasis’ stock price in order to buy the remainder of iBasis at a dramatically reduced price.  KPN systematically implemented its scheme for its own benefit, and to the detriment of iBasis shareholders in several ways.

13.           KPN, iBasis’ largest and most important external customer, squeezed iBasis’ profit margin by repeatedly and improperly pressuring iBasis to — and, indeed by dictating that iBasis must — reduce the fees it had previously charged certain KPN-controlled mobile subsidiaries.  KPN coerced these reductions even though, prior to the transaction with iBasis, KPN had charged those same entities similar fees.  On one occasion, KPN even informed iBasis that its board had “ruled” against iBasis and that iBasis must reduce the fees that it charged KPN subsidiaries.  The two directors that KPN appointed to the iBasis board after KPN became the majority shareholder of iBasis — Eelco Blok and Joost Farwerck (the “Overlapping Director

Defendants”) — head the KPN segment that oversees and controls the operations of one of the three KPN mobile subsidiaries that pressured iBasis for fee reductions and benefited from the reductions.  Stan Miller, the CEO of KPN Mobile International, heads the KPN segment that oversees and controls the operations of the other two KPN mobile subsidiaries.

14.           In short, KPN is the cause, at least in part, for the current financial position of iBasis.  Accordingly, those portions of the Offer to Purchase which discuss that financial position are false and misleading in the absence of any disclosure of KPN’s scheme.

15.           Despite a personal meeting between iBasis CEO and co-founder Ofer Gneezy, the KPN CEO, Ad Scheepbouwer, and the Overlapping Director Defendants on February 12, 2009, during which Mr. Gneezy pled with KPN to stop its increasingly aggressive campaign against iBasis, KPN refused to let up.  Instead, after improperly exercising its control and influence over iBasis to “squeeze” concessions and profit margin out of iBasis, for KPN’s own benefit and to the detriment of iBasis’ minority shareholders, KPN moved to its hoped-for final strike.  KPN announced to iBasis, without any prior warning or notice, and just two days after Mr. Gneezy had personally met with the Overlapping Director Defendants in the Netherlands to discuss business strategy, its intention unilaterally to launch an unsolicited Tender Offer.  The Overlapping Director Defendants had never previously informed iBasis or its board of directors that KPN was contemplating a tender offer to take iBasis private.  Tellingly, as discussed in the Offer to Purchase, KPN had retained counsel in October 2008 to assist it in considering its options regarding iBasis.

16.           Had iBasis known about KPN’s intent to implement a fraudulent scheme to drive down iBasis’ stock price in order to buy the remainder of iBasis at a dramatically reduced price, iBasis would not have entered into a transaction with KPN in the first place, nor would it have agreed to the degree of control granted to KPN in the transaction.

17.           Through its improper, unlawful and bad faith actions that amount to, among other things, fraud and a breach of KPN’s fiduciary duties to iBasis and its minority shareholders, KPN has artificially depressed the market price for iBasis.  Now, through its Tender Offer, which is replete with inadequate, false and misleading disclosures, KPN is attempting to gain control of the entire company for a grossly inadequate price while iBasis’ market price is depressed — all to the serious detriment of the iBasis minority shareholders.

18.           On July 29, 2009, a Special Committee of the iBasis Board of Directors that had been established to review, evaluate and make recommendations to iBasis stockholders and the iBasis Board of Directors with respect to the Tender Offer, unanimously determined that the Tender Offer was grossly inadequate, opportunistic and not in the best interests of iBasis and its minority stockholders.  Accordingly, the Special Committee unanimously determined to recommend, and did subsequently recommend, that the iBasis’ stockholders reject the Tender Offer and not tender their Shares in the Tender Offer.

19.           That same day, the Special Committee unanimously determined to recommend, and did subsequently recommend, that the iBasis Board of Directors adopt a shareholder rights plan in order to preserve for the minority shareholders the long term value of their investment in iBasis.  The following day, the iBasis Board of Directors approved a shareholder rights plan.

20.           KPN’s Tender Offer should be enjoined, because the Offer to Purchase is inadequate, false and misleading, KPN is offering an unfair price, and it has timed the Tender Offer to take advantage of the artificially depressed market price of iBasis stock — a depression caused in large part by KPN’s own corrupt scheme.  KPN has taken these actions solely to benefit itself and to deprive the minority shareholders of any future gains in iBasis’ business and stock price.

THE PARTIES

21.           Plaintiff iBasis is a leading wholesale carrier of international long distance telephone calls and a provider of retail prepaid calling services and enhanced services for mobile operators.  iBasis is a publicly-held corporation organized and existing under Delaware law, with its principal executive offices located in Burlington, Massachusetts.  iBasis common stock is traded on the NASDAQ Global Market under the symbol “IBAS.”

22.           Defendant Koninklijke KPN N.V. (the “KPN Parent” or “Royal KPN”) is a public company incorporated under the laws of The Netherlands.

23.           Defendant KPN B.V. (f/k/a KPN Telecom B.V.) is a private limited liability company organized under the laws of The Netherlands and a wholly-owned subsidiary of KPN Parent (collectively KPN Parent and KPN B.V. will be referred to as “KPN”).

24.           KPN is the leading telecommunications and ICT service provider in The Netherlands, offering wireline and wireless telephony, internet and television to consumers, and end-to-end telecommunications and ICT services to business customers.  In October 2007, KPN acquired 51% of the issued and outstanding shares of iBasis common stock on a fully-diluted basis.  As of July 11, 2009, KPN owned 56.3% of the issued and outstanding common stock of iBasis.

25.           Defendant Celtic ICS Inc. (“Merger Sub”), a Delaware corporation, is a wholly owned subsidiary of KPN B.V. that was formed solely for purposes of the transaction contemplated by the Tender Offer.

26.           Defendant Eelco Blok (“Blok”) has been a director of iBasis since October 2007.  Mr. Blok is Managing Director Business Segment, Getronics Segment and Wholesale and Operations Segment of Royal KPN and has also been a member of the Board of Management of KPN since July 1, 2006.  As the Managing Director of the Wholesale and Operations Segment,

Blok has direct supervisory responsibility over the operations of KPN Mobile, one of KPN’s mobile subsidiaries.

27.           Defendant Joost Farwerck (“Farwerck”) has been a director of iBasis since October 2007.  Mr. Farwerck has been the Director of Royal KPN’s Segment Wholesale Services & Operations department since January 1, 2006.  As a director of this segment, Farwerck has direct supervisory responsibility over the operations KPN Mobile, one of KPN’s mobile subsidiaries.  From 2003 to 2005, Mr. Farwerck was the Director of Royal KPN’s Carrier Services department, which included the operations acquired by iBasis in the 2007 Transaction.  Prior to 2003, Mr. Farwerck was Secretary to the board of directors of Royal KPN.

28.           Defendant Ad Scheepbouwer (“Scheepbouwer”) is the Chairman of the KPN Parent Board of Management and Chief Executive Officer of KPN Parent.

29.           Defendant Stan Miller (“Miller”) is a member of the KPN Parent Board of Management and is the Managing Director of Mobile International Segment of KPN Parent.

30.           Defendant Baptiest Coopmans (“Coopmans”) is a member of the KPN Parent Board of Management and is the Managing Director of Consumer Segment of KPN Parent.

31.           Defendant A.H.J. Risseeuw (“Risseeuw”) is the Chairman of the KPN Parent Supervisory Board.

32.           Defendant M. Bischoff (“Bischoff “) is a member of the KPN Parent Supervisory Board.

33.           Defendant C.M. Colijn-Hooijmans (“Colijn-Hooijmans”) is a member of the KPN Parent Supervisory Board.

34.           Defendant D.I. Jager (“Jager”) is a member of the KPN Parent Supervisory Board.

35.           Defendant M.E. van Lier Lels (“van Lier Lels”) is a member of the KPN Parent Supervisory Board.

36.           Defendant J.B.M. Streppel (“Streppel”) is a member of the KPN Parent Supervisory Board.

37.           Defendant R.J. Routs (“Routs”) is a member of the KPN Parent Supervisory Board.

38.           Defendant D.J. Haank (“Haank”) is a member of the KPN Parent Supervisory Board.

39.           Defendant W.T.J. Hageman (“Hageman”) is the Sole Director and President of Merger Sub and Executive Vice President of Finance at Royal KPN.

40.           Defendant M.E. Hoekstra (“Hoekstra”) is the Secretary of Merger Sub and the Legal Officer of Royal KPN.

41.           Defendant M.N.A.J. Vogt (“Vogt”) is the Treasurer of Merger Sub and the Senior Advisor of Corporate Finance of Royal KPN.

42.           The Overlapping Director Defendants and KPN (as majority shareholder), have a fiduciary relationship with iBasis and its minority shareholders, and owe them the highest obligations of care, loyalty, full and fair disclosure, good faith and fair dealing.

BACKGROUND

A.            The Historical Business Relationship Between iBasis and KPN

43.           On or about March 2004, iBasis and KPN began preliminary discussions regarding a possible transaction between the parties.  These informal discussions continued throughout 2004 and 2005.

44.           In or around January 2006, iBasis and KPN and their respective advisors met to discuss further a potential transaction and entered into non-disclosure and standstill agreements on April 24, 2006.  On May 17, 2006, iBasis and KPN entered into a non-binding term sheet outlining the framework of the proposed transaction.

45.           On June 20, 2006, the iBasis board of directors approved the KPN transaction.

B.            iBasis and KPN Agree to Enter into a Relationship

46.           On June 21, 2006, iBasis and KPN B.V. entered into a Share Purchase and Sale Agreement (the “SPSA”).

47.           Under the terms of the SPSA, in exchange for the sale of 51% of its common stock to KPN, iBasis was to receive $55 million and acquire all outstanding shares of two KPN subsidiaries — KPN Global Carrier Services B.V. and KPN International Network Services, Inc. (collectively, the “KPN Subsidiaries”).  It was expected by all parties, including KPN, the KPN Subsidiaries, and iBasis, that iBasis would assume all of the KPN Subsidiaries’ rights and obligations under the Framework Services Agreement (“FSA”) upon the closing of the deal.

48.           The deal closed on October 1, 2007.  As the parties had agreed, iBasis issued 40,121,074 shares of its common stock to KPN and acquired the outstanding shares of the KPN Subsidiaries which encompassed KPN’s international wholesale voice business.  In addition, KPN paid iBasis approximately $55 million in cash, subject to post-closing adjustments.

49.           Upon closing the deal on October 1, 2007, KPN became the majority shareholder of iBasis, owning fifty-one percent (51%) of all issued and outstanding shares of iBasis common stock on a fully-diluted basis.  Pursuant to Section 5.12 of the SPSA, KPN is entitled to maintain majority-shareholder status at all times.  In particular, if, at any time, KPN owns less than fifty-one percent (51.00%) of the shares of iBasis common stock on a fully-diluted basis, it shall generally be entitled to purchase as many additional shares of common stock as necessary to hold fifty-one percent (51.00%) of the shares of common stock on a fully-diluted basis.

50.           In addition, as part of the deal, iBasis paid a dividend in the amount of $113 million, at a rate of $3.28 per share, to each of its pre-closing shareholders on October 8, 2007.

C.                                    KPN Implements Its Fraudulent Scheme To Depress iBasis’ Stock Price So That KPN Can Purchase The iBasis Minority’s Shareholdings For An Unfair Price

51.           Upon information and belief, part of KPN’s plan for the 2007 Transaction was to undertake a fraudulent scheme to drive down iBasis’ stock price in order to buy the remainder of iBasis’ stock at a dramatically reduced price.  KPN accomplished its scheme by squeezing iBasis’ profit margin.

52.           At no time prior to (or after) the closing of the 2007 Transaction did KPN inform iBasis that it had a plan or scheme to buy the rest of iBasis’ shares in the future, nor that it had a fraudulent scheme to depress iBasis’ stock price so that it could buy those remaining minority shares at an unfairly reduced price.  Had iBasis known of KPN’s scheme, it would never have entered into the 2007 Transaction.  Moreover, iBasis certainly would not have granted KPN the same degree of control that it obtained through the 2007 Transaction (including, among other things, through certain by-law provisions providing veto rights over major corporate activities).

53.           As part of the 2007 Transaction, iBasis received all of the issued and outstanding shares of the KPN subsidiary, KPN GCS.  KPN GCS acted as the preferred supplier of international call termination for any KPN-originated or any KPN affiliate-originated traffic.

54.           The three main KPN mobile affiliates that KPN GCS serviced were (i) KPN Mobile; (ii) E-Plus; and (iii) Base (the “KPN Mobile Affiliates”).  KPN Mobile is KPN’s mobile operator in the Netherlands, E-Plus is KPN’s mobile operator in Germany, and Base is KPN’s mobile operator in Belgium.  The operations of KPN Mobile are overseen by the Wholesale and Operations Segment of Royal KPN, which the Overlapping Director Defendants manage.  The operations of E-Plus and Base are overseen by the Mobile International Segment of Royal KPN, which Defendant Stan Miller manages.

55.           Upon information and belief, prior to the transfer to iBasis, KPN GCS charged set rates to the KPN Mobile Affiliates and received all, or substantially all, of the respective traffic for these KPN Mobile Affiliates.

56.           During the parties’ negotiations in 2006 and 2007, KPN presented financial forecasts to iBasis which projected that the gross margin percentage of traffic from the KPN Mobile Affiliates before the transfer of KPN GCS to iBasis would be consistent with the gross margin percentage to be achieved post-transfer.

57.           Despite this understanding between the parties, almost immediately after the 2007 Transaction, KPN bombarded iBasis with significant pressure and unreasonable demands that iBasis reduce the rates it was charging (and that KPN GCS itself had previously charged) to the KPN Mobile Affiliates — or risk losing the KPN Mobile Affiliates’ traffic altogether.

1.             KPN Mobile Demands Special Margin Reduction

58.           In March 2008, just months after the 2007 Transaction closing, one of these KPN Mobile Affiliates, KPN Mobile, demanded a unilateral and unreasonable price reduction that resulted in compression of iBasis’ profit margin from 15% to 11% (a 25% decrease).

59.           This sudden demand not only directly conflicted with the KPN forecasts of the mobile business that had been provided to iBasis, but also closely followed the appointment of the two Overlapping Director Defendants (who were directors of the KPN segment that oversaw the operations of KPN Mobile) to the iBasis Board of Directors.

60.           In response to this pressure from KPN, and without first obtaining approval from iBasis senior management, a former KPN employee who became an iBasis employee after the 2007 Transaction, acceded to KPN Mobile’s demands and agreed to this significant price reduction.

2.             E-Plus and Base Similarly Demand Reduced Prices from iBasis

61.           In April 2008, the second KPN mobile subsidiary, E-Plus, based in Germany, also began aggressively demanding unreasonable price reductions in exchange for the traffic it provided to iBasis.

62.           In October 2008, the third KPN mobile subsidiary, Base, located in Belgium, swiftly followed suit, making similar threats that unless it received unreasonable price reductions, it too would divert its traffic to another carrier.

63.           Aware of the impact that further reduction of its profit margin on the mobile business would have on its EBITDA, iBasis attempted to resist these demands.  However, in an effort to persuade Base not to reduce, and indeed to increase, its traffic to iBasis, iBasis did reduce the rates it charged to Base and E-Plus on October 1, 2008.  This reduction further impacted iBasis’ financials; for example, the profit margin for E-Plus was lowered from 12% to 8% as a result of this reduction.

3.                                      KPN Management Orders iBasis to Reduce Rates to KPN Mobile Affiliates Even Further

64.           Upon information and belief, in response to iBasis’ resistance to offering reduced rates, the KPN Board of Management (that includes Overlapping Director Defendant Eelco Blok) held a directors’ meeting to discuss ways in which to impose additional iBasis price reductions to benefit the KPN Mobile Affiliates.

65.           On or about October 25, 2008, the KPN Board of Management took the extraordinary measure of issuing a “ruling” requiring iBasis immediately to provide E-Plus with an additionally reduced price for the entire fourth quarter of 2008, and beginning January 1, 2009.  The demanded reduction would have further reduced iBasis’ profit margin on E-Plus to 7%.  As noted above, this demand came after iBasis had already agreed, under pressure from KPN, to reduce its profit margin from 12% to 8%.  The KPN Board of Management also “ruled”

that iBasis must give E-Plus the lowest price offered to any other external iBasis customer of equal size and circumstance.

66.           Overlapping Director Defendant Eelco Blok wrote iBasis’ CEO, Ofer Gneezy, on October 25, 2008 to inform him of this “ruling” of the KPN Board of Management.  Mr. Gneezy wrote back to Mr. Blok later that day pointing out that imposing a 7% margin would “allow[] iBasis no profits.”

67.           When told of KPN’s “edict,” the former managing director of KPN GCS (now the iBasis Senior Vice President of Sales and Purchase) was “flabbergasted” by KPN’s egregious actions, as KPN’s Board of Management had never attempted to dictate price reductions when KPN GCS was owned by KPN.

68.           On or about February 12, 2009, Mr. Gneezy traveled to the Netherlands and met with KPN’s CEO, Defendant Ad Scheepbouwer.  During this meeting, Mr. Gneezy gave a presentation to Mr. Scheepbouwer that included iBasis’ complaints about KPN’s pressure on iBasis to reduce iBasis’ profit margins.

69.           This meeting did not stop KPN from demanding further reductions, however.  Indeed, KPN continued to pressure iBasis in order to further squeeze its profit margins.

70.           On March 24, 2009, for example, Stan Miller, the Chairman and CEO of KPN Mobile International and a member of KPN’s Board of Management, wrote Mr. Gneezy threatening to remove the traffic from the KPN Mobile Affiliates away from iBasis if iBasis did not further reduce its rates.

71.           On March 30, 2009, Mr. Gneezy responded, stating that iBasis had already reduced its margin per minute, which had resulted in “a compression of $8 million, a direct benefit to individual KPN entities at the expense of iBasis with no benefit to the KPN Group overall in its consolidated P&L.”

72.           In the absence of the price reductions demanded by KPN, iBasis’ gross profits would have been an estimated $8 million higher, resulting in iBasis’ adjusted EBITDA of $50 million instead of $42 million for 2008.

D.            KPN Begins Preparations For The Tender Offer

73.           While KPN was engaging in its scheme to depress iBasis’ stock price, and long before it announced that it intended to make a tender offer, KPN began to prepare to launch a tender offer to take iBasis private.

1.                                      KPN Retains Counsel to Advise It in Connection with a Potential Going Private Transaction

74.           According to the Offer to Purchase, at least as early as October 2008, KPN’s management formed a working group to evaluate iBasis and to review KPN’s “options with respect to [iBasis],” including the option of “acquiring the outstanding Shares [of iBasis] not already owned by [KPN].”  At that time, the KPN “working group” also retained Cravath, Swaine & Moore LLP (“Cravath”) to provide legal advice concerning going private transactions.  (Offer to Purchase at p. 4).

75.           On October 30, 2008, KPN’s board of managers (the “KPN Board of Managers”), which includes one of the Overlapping Director Defendants, discussed the working group’s evaluation of iBasis, and the working group advised KPN’s Board of Managers that it was reviewing the going private option.  (Offer to Purchase at p. 4).

76.           Neither KPN nor the Overlapping Director Defendants disclosed to iBasis that a working group had been formed, that this working group and KPN’s Board of Managers were considering taking iBasis private, or that KPN had retained Cravath to advise it in that regard.

2.                                      KPN Also Retains Morgan Stanley for Advice

77.           In April 2009, according to the Offer to Purchase, the working group “gave renewed consideration” to KPN’s options with respect to iBasis, and began to consult with

Morgan Stanley & Co. Incorporated (“Morgan Stanley”), in addition to Cravath, about these options.  (Offer to Purchase at p. 5).  The working group purportedly followed this course because iBasis’ “performance had continued to deteriorate in terms of certain key metrics, including total revenues and Share price.”  (Offer to Purchase at p. 5).

78.           On April 16, 2009, KPN’s Board of Managers met again with the working group and instructed it to continue to consider KPN’s options.  Over the next several months, the working group and/or the KPN Board of Managers met or held conference calls with Cravath and Morgan Stanley regularly and repeatedly to discuss their options.  During these meetings, including meetings in May, June and July 2009, Morgan Stanley made presentations to the working group concerning iBasis’ valuation, including what are described as “valuation considerations” and “valuation analyses.”  At meetings with Morgan Stanley on June 3 and 4, 2009, Morgan Stanley presented “preliminary valuation analyses.”  And in the latter meeting, Morgan Stanley presented “a description of a potential tender offer process” as well.  At that same meeting, the KPN Board of Managers “authorized the working group to make preliminary preparations for a potential tender offer.”  (Offer to Purchase at p. 5).

79.           None of the above was ever disclosed to iBasis by KPN, or by the Overlapping Director Defendants.

3.                                      KPN’s Working Group Prepares “Parent Projections” for iBasis That Are Used by Morgan Stanley to Analyze iBasis and Are Later Repeatedly Referenced and Disclosed in the Offer to Purchase

80.           According to the Offer to Purchase, “[i]n May 2009, members of [KPN’s] working group prepared independent projections (the “Parent Projections”) for [iBasis] for internal use by [KPN] in connection with [KPN’s] consideration of the [Tender Offer].”  (Offer to Purchase at p. 25).

81.           The Parent Projections are “summarized” in the Offer to Purchase at page 25 in a table as follows:

($mn)	2009E	2010E	2011E	2012E	2013E	2014E
Revenue	1,015.5	1,023.2	1,037.4	1,053.9	1,070.8	1,089.0
Gross Profit	121.8	117.1	116.9	116.5	116.6	118.5
EBITDA	38.9	35.2	34.0	31.9	30.3	30.4
EBIT	7.0	4.7	4.8	6.4	13.3	14.0
Capex	(12.5)	(12.6)	(12.8)	(13.0)	(13.2)	(13.4)

4.                                      One Month Later, KPN Prepares More Favorable Projections Regarding iBasis but Never Discloses Them to Morgan Stanley or to iBasis Minority Shareholders in the Offer To Purchase

82.           On June 12, 2009, one month after the KPN working group prepared the Parent Projections, a group solely within KPN called the iBasis office (the “KPN’s iBasis Office”) also prepared projections for iBasis (the “Favorable Projections”).  KPN’s iBasis Office, formed in the spring of 2008, is made up of KPN employees and is tasked with acting as the liaison between iBasis and KPN.  KPN’s iBasis Office interacts closely with iBasis and its management on a regular basis regarding financials, business value and strategic consulting.  KPN’s iBasis Office serves as the “senior advisor” to the Overlapping Director Defendants Eelco Blok and Joost Farwerck regarding iBasis.

83.           On information and belief, the Favorable Projections were prepared by Paul van der Schot and Johannes van Dijk of KPN’s iBasis Office.  Mr. van der Schot is the Manager of KPN’s iBasis Office, and has been employed with KPN since 1998.  Prior to his role as Manager of KPN’s iBasis Office, Mr. van der Schot was the manager of commercial strategy and planning at KPN Mobile.  Mr. van Dijk has been employed with KPN since 2000, and prior to his current position as Manager of Business Control Carrier Services and Consumer Operations (including the iBasis Group), he was the manager of business control wholesale voice services.

84.           The Favorable Projections were provided to iBasis by Mr. van der Schot and Mr. van Dijk during a meeting held at KPN on June 16, 2009.  In addition to Mr. van der Schot and Mr. van Dijk, Paul Floyd and Edwin van Ierland of iBasis also attended this meeting.  During the meeting, the Favorable Projections were discussed in detail.

85.           The next day, June 17, 2009, Mr. Floyd, Mr. van Ierland, Mr. van der Schot, Mr. van Dijk met with Overlapping Director Defendant Joost Farwerck and Huib Costermans, the CFO of the Wholesale and Operations Segment of Royal KPN.  The Favorable Projections were again reviewed during this meeting by all participants, including Farwerck.

86.           The Favorable Projections are significantly more positive in numerous material respects than the Parent Projections.  In short, the Favorable Projections contain materially and substantially better numbers with respect to iBasis’ projected revenue, revenue growth, EBITDA, EBITDA margin, and capital expenditures than the Parent Projections.  These comparatively better metrics result in higher projected profits and greater projected free cash flow for iBasis.  Both of these latter factors have positive impacts on measuring the value of an enterprise.  For example, free cash flow is a key component of the discounted cash flow analyses that are used in the valuation of a business.

a.                                      Differences In Projected Revenue And Revenue Growth

87.           The following two charts show the difference between iBasis’ projected revenue and revenue growth in the Favorable Projections, as compared to those same metrics in the Parent Projections.  In the Parent Projections, described on page 25 of the Offer to Purchase, revenue (from which revenue growth can be extrapolated) was projected as follows:

	2009	2010	2011	2012
Revenue ($M)	1,015.5	1,023.2	1,037.4	1,053.9
Growth Rate	—	0.8%	1.4%	1.6%

88.           In contrast, in the Favorable Projections, revenue and revenue growth were projected (at page 2) to be significantly higher as follows:

	YEE	AP	AP	AP
	2009	2010	2011	2012
Revenue ($M)	1,000.0	1,080.0	1,153.8	1,224.8
Growth Rate	—	8%	7%	6%

89.           Putting the two charts together, the considerable difference between revenue in the Parent Projections and revenue in the Favorable Projections is stark:

Revenue ($M)	2009	2010	2011	2012
Parent Projections	1,015.5	1,023.2	1,037.4	1,053.9
Favorable Projections	1,000.0	1,080.0	1,153.8	1,224.8
Difference	(15.5)	56.8	116.4	170.9

b.                                      Differences In EBITDA And EBITDA Margin

90.           A similarly significant difference exists between the projections for EBITDA and EBITDA Margin in the Parent Projections and the Favorable Projections.

91.           In the Parent Projections, described on page 25 of the Offer to Purchase, EBITDA (from which EBITDA margin can be extrapolated) was projected as follows:

	2009	2010	2011	2012
Revenue ($M)	1,015.5	1,023.2	1,037.4	1,053.9
EBITDA	38.9	35.2	34.0	31.9
EBITDA Margin %	3.8%	3.4%	3.3%	3.0%

92.           In contrast, in the Favorable Projections, EBITDA and EBITDA margin were projected (at page 2) to be significantly higher as follows:

	2009	2010	2011	2012
Revenue ($M)	1,000.0	1,080.0	1,153.8	1,224.8
EBITDA	37.0	42.0	48.9	53.7
EBITDA Margin %	3.7%	3.9%	4.2%	4.4%

93.           Because the revenue at issue for iBasis is more than $1 billion, the EBITDA Margin gap between the two different sets of projections results in a significant difference to iBasis’ projected bottom line.

c.             Differences In Capital Expenditures

94.           A similarly significant difference exists between the projections for capital expenditures in the Parent Projections and the Favorable Projections.

95.           In the Parent Projections, described on page 25 of the Offer to Purchase, capital expenditures were projected as follows:

	2009	2010	2011	2012
CAPEX	(12.5)	(12.6)	(12.8)	(13.0)

96.           In contrast, in the Favorable Projections, capital expenditures were projected (at page 2) to be substantially lower as follows:

	2009	2010	2011	2012
CAPEX	(10.0)	(10.0)	(10.0)	(10.0)

5.             KPN Does Not Provide the Favorable Projections to Morgan Stanley and Does Not Include Them in the Offer To Purchase

97.           According to the Offer to Purchase, Morgan Stanley provided two written presentations to KPN, “for the purpose of assisting [KPN] in assessing the financial and strategic implications of a potential transaction involving [iBasis].”  The first was described as “preliminary financial analyses,” and was presented to KPN on June 3, 2009 (the “June 3 Preliminary Presentation”).  The second was described as “updated valuations analyses,” and was presented to KPN on July 8, 2009 (the “July 8 Presentation”).  (Offer to Purchase at pp. 6, 16).

98.           According to the Offer to Purchase, Morgan Stanley, in preparing the June 3 and July 8 Presentations, among other things, reviewed and participated in discussions with KPN’s working group about the Parent Projections.  (Offer to Purchase at p. 17).

99.           When discussing the various analyses of iBasis that Morgan Stanley performed, the Offer to Purchase also notes that, with respect to the discounted cash flow sensitivity analysis, Morgan Stanley’s analysis “was informed by,” among other things, the “Parent Projections.”  Moreover, the Offer to Purchase states that Morgan Stanley derived its “implied per Share equity value range” for iBasis from certain revenue growth rates and EBITDA margins.  The rates and margins identified in the Offer to Purchase match up with those derived from the projected revenue and EBITDA numbers in the Parent Projections.  (Offer to Purchase at p. 20).

100.         Nowhere in the Offer to Purchase are the Favorable Projections discussed or even referenced, and there is no mention that they were ever provided to or considered by Morgan Stanley or KPN when KPN was developing its proposed Tender Offer price.  This despite the fact that the Favorable Projections, dated June 12, 2009, pre-date the July 8 Presentation, were prepared by KPN’s iBasis Office, and were reviewed with iBasis by Overlapping Director Defendant Joost Farwerck.

6.             One of the Director Defendants Participates in KPN’s Discussions About a Potential Tender Offer to iBasis

101.         According to the Offer to Purchase, the other Overlapping Director Defendant — Eelco Blok, who also sits on the KPN Board of Managers — “participated in certain of [KPN’s] internal discussions regarding the transactions contemplated by the Offer to Purchase.”  (Offer to Purchase at p. iv).

102.         Neither KPN nor the Overlapping Director Defendants ever disclosed this fact to iBasis.

7.             KPN Receives a Proposal from a Third Party to Acquire iBasis’ “Outstanding Shares” at a Proposed Price of $1.75, but Never Informs iBasis That It Received and Rejected Such a Specific Proposal

103.         According to the Offer to Purchase, on May 11, 2009, following an unsolicited contact by a third-party that is a leading private investment firm focused on technology industries (“Party A”), a representative of the KPN Group participated in a telephone call with representatives of Party A in which such representatives expressed Party A’s interest in acquiring the outstanding shares of iBasis.  On that call, the KPN representative told Party A’s representatives that KPN was not interested in selling any portion of its interest in iBasis.  (Offer to Purchase at p. 5).

104.         On June 5, 2009, KPN received a letter from Party A in which Party A presented a non-binding, indicative proposal to acquire the “outstanding Shares,” including some or all of the Shares held by the KPN Group (the “June 5 Proposal”).  In the June 5 Proposal, Party A indicated that it valued the Company at $1.75 per share based on information then available to it.  On June 16, 2009, KPN delivered a letter to Party A reiterating its position that the KPN Group was not interested in selling any portion of its interest in the Company.

105.         Although KPN, through the Overlapping Director Defendants, did inform iBasis of the initial approach by Party A, neither KPN nor the Overlapping Director Defendants ever informed iBasis that it had received the June 5 Proposal, nor did they disclose the $1.75 per share valuation by Party A.

E.             KPN Makes An Inadequate And Coercive Tender Offer For An Unfair Price And Files An Offer To Purchase That Is Inadequate, False And Misleading

106.         As of July 11, 2009, KPN owned approximately fifty-six percent (56%) of the issued and outstanding stock of iBasis on a fully-diluted basis.

107.         On July 12, 2009, KPN delivered a letter to the board of directors of iBasis regarding KPN’s intention to commence, through KPN B.V., a tender offer for all of the shares of Common Stock not already owned by KPN B.V. at an offer price of $1.55 per share in cash, without interest and less any required withholding tax.  Prior to this date, neither KPN nor the Overlapping Director Defendants ever informed iBasis or its board that KPN was considering making such an offer.

108.         The July 12, 2009 letter, which is also included in the Offer to Purchase, states that the offer price of $1.55 per share:

represents a premium of 19.2% over the closing price of the shares on 10 July 2009 (or 27.0% when iBasis’ significant net cash balance of approximately $0.37 per share is taken into account) and 33.6% over the average closing price during the past three months.  In light of these considerations, we believe the price we intend to offer is fair to the shareholders of iBasis (other than KPN and its affiliates).

(emphasis added).

109.         On July 28, 2009, KPN formally commenced its Tender Offer and filed with the SEC the Offer to Purchase, in which KPN offers to buy all the outstanding shares of iBasis for $1.55 per share.

110.         KPN’s Offer to Purchase provides inadequate, false and misleading disclosure to iBasis shareholders.  Thus, the shareholders will not be able to make an informed decision about whether to tender into the Tender Offer.

111.         The Offer to Purchase is inadequate, false and misleading for two principal reasons:  (a) it does not disclose the existence of the Favorable Projections; and (b) it does not disclose the existence of KPN’s scheme to drive down iBasis’ stock price.

112.         The Favorable Projections are material.  KPN has admitted that the Parent Projections were included in the Offer to Purchase “because stockholders of [iBasis] might view this information as material in considering the Offer.”  (Offer to Purchase at p. 26).

113.         KPN’s failure to disclose the Favorable Projections and its scheme also renders a number of affirmative representations in the Offer to Purchase, in whole or in part, false and misleading.

114.         For example, KPN’s statement that it “believe[s] the Offer Price [of $1.55] is fair,” in part because KPN “considered the analyses” performed by Morgan Stanley (Offer to Purchase at p. 13), is false and misleading in light of the fact that KPN did not share the Favorable Projections with Morgan Stanley.

115.         KPN’s numerous other representations throughout the Offer to Purchase regarding the fairness of the Tender Offer are likewise misleading.  (Offer to Purchase at pp. iv and 6).

116.         KPN’s statement that it “believes that the transaction is procedurally fair,” in part because KPN “disclosed our internal projections to as to the future performance of [iBasis] as an independent company for consideration by unaffiliated stockholders,” (Offer to Purchase at p. 14) is false because KPN in fact hid the Favorable Projections from iBasis’ unaffiliated stockholders.

117.         KPN’s representation that KPN has “not updated the Parent Projections to reflect events occurring since we developed the Parent Projections in May 2009,” (Offer to Purchase at 26) is false and misleading in light of the Favorable Projections, dated June 12, 2009.

118.         KPN’s representation that it is “cautiously optimistic that [iBasis] will experience modest revenue growth in the coming years” (Offer to Purchase at p. 7) is false and misleading in light of the statements in the Favorable Projections that “iBasis has potential to outperform the market,” “[iBasis’] integration [is] finished; Organization ready for ‘back-on-track’ growth initiatives,” and “iBasis top-3 market player; market consolidation always in favor of top market players.”  KPN’s representation is even more misleading, when the positive statements in the Favorable Projections are coupled with the projected revenue growth of 8%, 7%, and 6% over the next three years that KPN projected in the Favorable Projections.

119.         The fact that KPN filed with the SEC, and repeatedly discusses in the Offer to Purchase, the Morgan Stanley July 9 Presentation, which is based on the Parent Projections from May 2009 (Offer to Purchase at pp. 16-24), is extremely misleading in light of the hidden Favorable Projections from June 2009.

120.         Finally, all discussions in the Offer to Purchase of iBasis’ financials, and the “premium” of the Tender Offer price over the recent share price (Offer to Purchase at pp. 6, 9, 13, 14) renders the Offer to Purchase false and misleading in light of KPN’s scheme to depress iBasis’ share price and its failure to disclose that scheme.

F.             iBasis’ Board Forms A Special Committee That Analyzes And Then Recommends That iBasis Shareholders Reject The KPN Tender Offer

121.         On July 15, 2009, in response to the July 12, 2009 letter from KPN, iBasis appointed a Special Committee of independent directors who are unaffiliated with KPN, consisting of W. Frank King (Chairman), Robert H. Brumley and Charles N. Corfield, to review, evaluate and make recommendations to the stockholders of iBasis (other than KPN and its affiliates) with respect to the Tender Offer.

122.         The iBasis Board of Directors also authorized the Special Committee to retain financial, legal and other advisors or consultants to assist and advise the Special Committee in connection with the performance of its duties.

123.         Thereafter, the Special Committee retained independent legal and financial advisors to assist it reviewing the Tender Offer, and the Special Committee met repeatedly with them to analyze iBasis and the proposed Tender Offer.

124.         After KPN formally launched the Tender Offer on July 28, 2009, the Special Committee met on the afternoon of July 29, 2009 to discuss the Tender Offer.  The Special Committee discussed in detail with its advisors and iBasis management the terms of the Tender Offer and the Purchaser’s Schedule TO (to which the Offer to Purchase was attached).

125.         After a lengthy discussion and careful consideration, including taking into account the factors set forth in iBasis’ 14D-9 statement, the Special Committee unanimously determined that the Tender Offer was grossly inadequate, opportunistic and not in the best interests of iBasis and its minority stockholders.  Accordingly, the Special Committee unanimously determined to recommend that the iBasis shareholders reject the Tender Offer and not tender their Shares in the Tender Offer.

126.         At that same meeting, the Special Committee also unanimously determined to recommend that the iBasis Board of Directors adopt a shareholder rights plan in order to preserve for the minority shareholders the long term value of their investment in iBasis.

127.         The following day, July 30, 2009, at a regularly scheduled meeting of the iBasis Board of Directors, the Special Committee updated the iBasis Board of Directors on its recent meetings and decisions.  The Special Committee also presented the proposed shareholder rights plan to the iBasis Board of Directors and recommended its adoption by the iBasis Board of Directors.  Following a discussion about the proposed shareholder rights plan, the iBasis Board of Directors approved the shareholder rights plan.

128.         Also, that day, prior to the opening of the market, iBasis filed a Schedule 14D-9 statement and issued a press release with the Special Committee’s recommendation that iBasis’ stockholders reject the Tender Offer and not tender their Shares in the Tender Offer.

G.            This Is Not The First Time KPN Has Been Down This Path

129.         KPN has on at least three other occasions, and possibly more, bought a controlling interest in a company, and then made offers to purchase the remaining shares of that company in the future at a much cheaper price per share.

130.         For example, in February 2000, KPN purchased a 51% stake in Euroweb International Corp., a Central European internet provider.  KPN paid $16.3 million for the stake.  Two years later, in February 2002, KPN announced a tender for then remaining 47.2% of Euroweb for $10.5 million.  When that proposal was rejected, KPN increased its offer to $12.6 million.

131.         KPN gained a majority 51% stake in SNT Groep in March 2000, when SNT sold its shares to the public.  The IPO was priced at Euro 25.00, but the stock reached Euro 57.00 on the first day of trading.  With KPN as the majority shareholder, SNT shares started a precipitous decline and reached Euro 10.00 by September 2001.  The stock traded between Euro 10.00 and Euro 15.00 until KPN acquired an additional 42.5% stake for a total of 93.5% of shares in a tender priced at Euro 13.50 in September 2004.

132.         In February 2000, KPN purchased a 77.5% stake in E-Plus Mobilfunk Gmbh of Germany for $9.3 billion.  In December 2002, KPN purchased a 22.5% stake in the company from BellSouth Corp.  The deal valued the stake at $1.2 billion.

IRREPARABLE HARM

133.         iBasis and its stockholders are being irreparably harmed by the disclosure violations and breaches of fiduciary duty committed by KPN and the other defendants.

134.         False and misleading disclosures by a controlling stockholder in a tender offer to minority stockholders constitute irreparable harm as a matter of law.

135.         iBasis has no adequate remedy at law.  Only through the exercise of the Court’s equitable powers will iBasis’ public shareholders be protected from irreparable injury.

COUNT I

(Breach of Fiduciary Duty: Disclosure)

(Against Defendants KPN B.V., Blok and Farwerck)

136.         iBasis repeats and realleges each and every allegation set forth in paragraphs 1 through 135 as if fully set forth herein.

137.         As the majority and controlling shareholder of iBasis, KPN B.V. owes fiduciary duties to iBasis and its minority shareholders, including the highest level of full and fair disclosure.

138.         As members of the iBasis board of directors, Overlapping Director Defendants Blok and Farwerck owe fiduciary duties to iBasis and its minority shareholders, including the highest level of full and fair disclosure.

139.         Defendant KPN B.V. has breached its duty by knowingly making false and misleading statements and omissions in the Offer to Purchase, as described in detail, supra at 5-17, 51-72, 80-100, including but not limited to the failure to disclose the Favorable Projections, and that KPN was engaging in a fraudulent scheme to drive down the iBasis stock price.

140.         These material omissions are a breach of KPN B.V.’s duty of full and fair disclosure to iBasis’ minority shareholders and prevent the minority shareholders from making a free, uncoerced and informed decision whether to tender their shares into the Tender Offer.

141.         The Overlapping Director Defendants have breached their duties by knowingly failing to inform iBasis of the numerous steps KPN was taking to:  (a) initiate a tender offer for iBasis, as discussed in more detail, supra at 73-102; (b) execute a scheme to drive down iBasis’ share price, as discussed in more detail, supra at 51-72.  The Overlapping Director Defendants have also breached their duties by knowingly failing to inform iBasis of the June 5 Proposal that

KPN received from Party A, as discussed in more detail, supra at 102-05, to purchase iBasis Shares.

142.         These material omissions are a breach of the Overlapping Director Defendants’ duty of full and fair disclosure to iBasis and its minority shareholders.

143.         As a result of KPN B.V.’s and the Overlapping Director Defendants’ actions, iBasis and its minority shareholders have been and will be damaged.  Unless enjoined by this Court, KPN B.V. will continue to breach its fiduciary duties owed to iBasis and its minority shareholders.

144.         The damage that iBasis has suffered and will continue to suffer is irreparable, and iBasis has no adequate remedy at law.

COUNT II

(Breach of Fiduciary Duty)

(Against Defendants KPN B.V., Blok and Farwerck: Loyalty)

145.         iBasis repeats and realleges each and every allegation set forth in paragraphs 1 through 144 as if fully set forth herein.

146.         As members of the iBasis board of directors, Overlapping Director Defendants Blok and Farwerck owe iBasis’ shareholders the highest duties of care, loyalty and good faith.

147.         By virtue of its status as the majority shareholder of iBasis, KPN B.V. owes fiduciary duties to iBasis and its minority shareholders.

148.         Overlapping Director Defendants Blok and Farwerck and Defendant KPN B.V. have breached their fiduciary duties by knowingly engaging in a scheme to drive down the iBasis stock price and by participating in a substantively coercive and unfair Tender Offer, as discussed in more detail, supra at 51-100.

149.         The Tender Offer is coercive because the offeror, KPN B.V., is offering an unfair price and has timed the Tender Offer to take advantage of the artificially depressed market price of iBasis stock, to benefit itself and to deprive the minority shareholders of any future gains in iBasis’ business and stock price.

150.         Moreover, as described in detail above, the Tender Offer is coercive because it was only made possible by defendants’ fraudulent scheme and breaches of fiduciary duty.  KPN squeezed iBasis’ profit margin by repeatedly and improperly pressuring iBasis to reduce the rates it charged the KPN Mobile Affiliates.

151.         iBasis has been damaged as a result of KPN B.V.’s and Overlapping Director Defendants’ scheme to drive down the iBasis stock price.

152.         iBasis will be additionally and irreparably damaged if KPN consummates its coercive Tender Offer.

153.         iBasis seeks an order declaring that consummation of the Tender Offer would constitute a breach of the fiduciary duties owed to iBasis’ shareholders.

154.         The damage that iBasis has suffered and will continue to suffer is irreparable, and iBasis has no adequate remedy at law.  Such conduct will continue to cause irreparable harm unless restrained by this Court.

COUNT III

(Aiding and Abetting Breach of Fiduciary Duty)

(Against Defendants Royal KPN, Celtic ICS Inc., Scheepbouwer, Miller, Coopmans, Risseeuw, Bischoff, Colijn-Hooijmans, Jager, van Lier Lels, Streppel, Routs, Haank, Hageman, Hoekstra, and Vogt)

155.         iBasis repeats and realleges each and every allegation set forth in paragraphs 1 through 154 as if fully set forth herein.

156.         As members of the iBasis board of directors, Overlapping Director Defendants Blok and Farwerck owe iBasis’ shareholders the highest duties of care, loyalty and good faith.

157.         By virtue of its status as the majority shareholder of iBasis, KPN B.V. owes fiduciary duties to iBasis and its minority shareholders.

158.         Overlapping Director Defendants Blok and Farwerck and Defendant KPN B.V. have breached their fiduciary duties by knowingly engaging in a scheme to drive down the iBasis stock price and by participating in a substantively coercive and unfair Tender Offer.  They accomplished this scheme through myriad wrongful acts.  KPN squeezed iBasis’ profit margin by repeatedly and improperly pressuring iBasis to reduce the rates it charged the KPN Mobile Affiliates.

159.         The Tender Offer is coercive because the offeror, KPN B.V., is offering an unfair price and has timed the Tender Offer to take advantage of the artificially depressed market price of iBasis stock, to benefit itself and to deprive the minority shareholders of any future gains in iBasis’ business and stock price.

160.         Moreover, as detailed above, the Tender Offer is coercive because it was only made possible by Defendants’ material false statements and omissions.

161.         Defendant Royal KPN, its Board of Management members (Scheepbouwer, Miller and Coopmans), its Supervisory Board (Risseeuw, Bischoff, Colijn-Hooijmans, Jager, van Lier Lels, Streppel, Routs, Haank) and Celtic ICS Inc. (and its executives Hageman, Hoeksta and Vogt) knowingly participated in Defendant KPN B.V.’s and Overlapping Director Defendants’ breach of fiduciary duty by engaging in a scheme to drive down the iBasis stock price and by authorizing and approving KPN B.V.’s coercive Tender Offer.

162.         Upon information and belief, Royal KPN, its Board of Management, and its Supervisory Board were well aware that its KPN Mobile Affiliates were demanding iBasis lower its rates charged to these entities.  In fact, on or about October 25, 2008, the Board of Management of Royal KPN (made up of Scheepbouwer, Miller and Coopmans, as well as Overlapping Director Defendant Blok) took the extraordinary measure of issuing a ruling requiring iBasis to immediately provide the KPN Mobile Affiliates with a markedly reduced price.

163.         iBasis has been damaged as a result of Royal KPN, KPN’s Board of Management and KPN Supervisory Board’s participation in the scheme to drive down the iBasis stock price.

164.         iBasis will be additionally and irreparably damaged if KPN consummates its coercive and unfair Tender Offer.

165.         The damage that iBasis has suffered and will continue to suffer is irreparable, and iBasis has no adequate remedy at law.  Such conduct will continue to cause irreparable harm unless restrained by this Court.

COUNT IV

(Civil Conspiracy)

(Against All Defendants)

166.         iBasis repeats and realleges each and every allegation set forth in paragraphs 1 through 165 as if fully set forth herein.

167.         Defendant Royal KPN and its directors, acting in concert with Royal KPN’s subsidiary KPN B.V, conspired to artificially depress the share price of iBasis in order to purchase the remaining shares at a grossly unfair price through its unlawful Tender Offer.

168.         Upon information and belief, Royal KPN was well aware that its KPN Mobile Affiliates were demanding that iBasis lower its rates charged to these entities.  In fact, on or about October 25, 2008, the Board of Management of Royal KPN (made up of Scheepbouwer, Miller, Coopmans, and Overlapping Director Defendant Blok) took the extraordinary measure of issuing a “ruling” requiring iBasis to immediately provide the KPN Mobile Affiliates with a markedly reduced price.

169.         The damage that iBasis has suffered and will continue to suffer is irreparable, and iBasis has no adequate remedy at law.  Such conduct will continue to cause irreparable harm unless restrained by this Court.

COUNT V

(Fraudulent Inducement)

(Against Defendants Royal KPN and KPN B.V.)

170.         iBasis repeats and realleges each and every allegation set forth in paragraphs 1 through 169 as if fully set forth herein.

171.         During the negotiations leading up to the 2007 Transaction, KPN and Royal KPN deliberately concealed from iBasis KPN’s intent to engage in a fraudulent scheme to drive down iBasis’ stock price in order to buy the remainder of iBasis at a dramatically reduced price.

172.         KPN accomplished its fraudulent scheme by systematically squeezing iBasis’ profit margin by repeatedly and improperly pressuring iBasis to reduce the fees it charged the KPN Mobile Affiliates.

173.         Defendants knowingly and recklessly concealed these material facts regarding its fraudulent scheme to drive down iBasis’ stock price in order to buy the remainder of iBasis at a dramatically reduced price.

174.         Had iBasis known about KPN’s intent to implement a fraudulent scheme to drive down iBasis’ stock price in order to buy the remainder of iBasis at a dramatically reduced price, iBasis would not have entered into a transaction with KPN in the first place, nor would it have agreed to grant KPN the same degree of control as it did pursuant to transaction (including, among other things, agreeing to certain by-law provisions).

175.         iBasis justifiably relied on Defendants’ misrepresentations and omissions by entering into the 2007 Transaction with KPN.

176.         As a result of its reliance on Defendants’ misrepresentations and omissions, iBasis was damaged.  Its profit margins with regards to the KPN Mobile Affiliates were improperly squeezed, and its stock price fell as a result.

177.         The damage that iBasis has suffered and will continue to suffer is irreparable, and iBasis has no adequate remedy at law.  Such conduct will continue to cause irreparable harm unless restrained by this Court.

COUNT VI

(Breach of Fiduciary Duty: Entire Fairness For Tender Offer As A Transaction With a Controlling Shareholder)

(Against KPN B.V., Royal KPN and Merger Sub)

178.         iBasis repeats and realleges each and every allegation set forth in paragraphs 1 through 177 as if fully set forth herein.

179.         By virtue of the fact that KPN B.V. is the majority and controlling shareholder of iBasis, KPN B.V. stands in a fiduciary relationship with the minority shareholders of iBasis and must deal with iBasis’ public shareholders fairly, in good faith and with full and fair disclosure.

180.         Because KPN B.V. is iBasis’ majority and controlling shareholder, KPN B.V.’s actions are subject to review for entire fairness when it engages in a tender offer that is structurally or substantively coercive or does not disclose all material facts, especially where iBasis’ Special Committee has recommended to iBasis’ public shareholders that they reject KPN’s Tender Offer.

181.         Here KPN’s Tender Offer is grossly inadequate, coercive and coupled with an Offer to Purchase that is inadequate and false and misleading in numerous respects.  KPN is neither following a fair process nor offering a fair price.

182.         As a result of KPN’s actions, iBasis and its minority shareholders have been and will be irreparably harmed.  Unless enjoined by this Court, KPN B.V. will continue to breach its fiduciary duties owed to iBasis’ minority shareholders, all to the irreparable harm of iBasis and its public shareholders.

183.         iBasis has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, iBasis respectfully requests that the Court:

a)             preliminarily and permanently enjoin KPN, its employees, agents and all persons acting on its behalf or in concert with it from soliciting any shares pursuant to, and/or consummating, the Offer;

b)            preliminarily and permanently enjoin KPN from exercising any rights to vote in connection with the iBasis shares it holds directly or indirectly or that are held in its name or otherwise — both those acquired in the 2007 October Transaction and those acquired in the Offer;

c)             declare that Defendants KPN B.V., Farwerck and Blok have breached their fiduciary obligations to Plaintiff’s shareholders;

d)            declare that Defendants Royal KPN, Celtic ICS Inc., Scheepbouwer, Miller, Coopmans, Risseeuw, Bischoff, Colijn-Hooijmans, Jager, van Lier Lels, Streppel, Routs, Haank, Hageman, Hoekstra, and Vogt have aided and abetted Defendants KPN B.V., Farwerck and Blok’s breaches of fiduciary duty;

e)             declare that Defendants have conspired to artificially depress the share price of iBasis in order to purchase the remaining shares at a grossly unfair price;

f)             declare that Defendants Royal KPN and KPN B.V. committed fraud;

g)            award iBasis its costs, fees and expenses in this action, including reasonable attorneys’ and experts’ fees; and

h)            grant iBasis such other and further relief as this Court may deem just and proper.

/s/ Raymond J. DiCamillo
OF COUNSEL:	Thomas A. Beck (# 2086)
Raymond J. DiCamillo (# 3188)
Adam H. Offenhartz	Margot F. Alicks (# 5127)
David J. Kerstein	Richards, Layton & Finger, P.A.
Michelle M. Craven	920 North King Street
Nancy E. Hart	Wilmington, Delaware 19801
Gibson, Dunn & Crutcher LLP	(302) 651-7700
200 Park Avenue	Attorneys for Plaintiff iBasis, Inc.
New York, New York 10166-0193

Dated: August 3, 2009

VERIFICATION

OFER GNEEZY, being duly sworn, deposes and says:

I am the President and Chief Executive Officer of iBasis, Inc.  I have read the foregoing verified complaint and know the contents thereof.  The matters set forth in the verified complaint are true and correct to the best of my knowledge, information and belief.

/s/ Ofer Gneezy
OFER GNEEZY

SWORN TO AND SUBSCRIBED before

me this 3rd day of August, 2009.

/s/ Susan L. Nee
Notary Public

Printed Name: Susan L. Nee

My Commission Expires: October 5, 2012